Ascendant Solutions, Inc.
16250 Dallas Parkway, Suite 205
Dallas, Texas 75248

November 7, 2005

Mr. Jorge Bonilla
Mr. Wilson K. Lee
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Ascendant Solutions, Inc. Form 10-K for the year ended 12/31/2004 (“Original Form 10-K”) Filed 3/29/2005
Form 10-Q for the period ended 3/31/2005 (“Form 10-Q”)
Filed 5/12/2005
File Nos. 0-27945

Dear Messrs. Bonilla and Lee:

This letter sets forth responses of Ascendant Solutions, Inc. (the “Company”) to the comment letter dated October 12 , 2005, from the staff of the Securities and Exchange Commission (the “Commission”), in response to the Company’s letter of July 8, 2005 which responded to the original comment letter dated June 27, 2005 from the Commission. Please note that the following responses are keyed to coincide with your October 12, 2005 comment letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements and Notes

Note 1 - Organization and Significant Accounting Policies

Significant Accounting Policies

Basis of Presentation, page 46

1.  Response: The Company applies the guidance set forth in SFAS 94 and SOP 78-9 as its policy in consolidating majority-owned or controlled entities. As of December 31, 2004 and March 31, 2005, the Company owned greater than 50% of the outstanding stock or limited partnership interests in all of the Company’s consolidated subsidiaries. As such, the provisions of SFAS 94 and SOP 78-9 for determining control of less than 50% owned entities was not applicable in determining the Company’s consolidated subsidiaries.

2. Response: The Company owned 100% of the limited partnership interests of Fairways Frisco at December 31, 2004. In accordance with the provisions of SOP 78-9, the Company consolidated Fairways Frisco at December 31, 2004 as it owned greater than 50% of the limited partnership interests.

Jorge Bonilla
Wilson K. Lee
November 7, 2005

Fairways Frisco Partnerships, pages 54-56

3. Response: The Company did consider the provisions of paragraph 5 of FIN 46 (R), Consolidation of Variable Interest Entities, in preparing its December 31, 2004 financial statements filed on Form 10-K to determine if the Frisco Square Partnerships were required to be consolidated. The considerations at December 31, 2004 included the following:

1)
Cole McDowell (the controlling member of Five Star Group) guaranteed all of the bank debt of the Frisco Square Partnerships. The outstanding bank debt was approximately $31 million at December 31, 2004. Cole McDowell was not affiliated with Fairways Frisco or the Company. Neither the Company nor Fairways Frisco (including any of its principals) had guaranteed any of the bank debt of the Frisco Square Partnerships

2)	The Five Star Group had a preference of $2.5 million on distributable cash flow.
3)	After the preference, the equity holders would participate pro-rata with their limited partnership interests in the income and losses of the Frisco Square Partnerships;
4)	Fairways Frisco’s equity commitment at risk on December 31, 2004 was approximately $154,000.
5)	The capital contributed to the Frisco Square Partnerships by Cole McDowell and/or the Five Star Group exceeded the capital contributed by Fairways Frisco.

In accordance with paragraphs 14-15 of FIN 46 (R), the Company determined that Cole McDowell and the Five Star Group were the primary beneficiary of the variable interests of the Frisco Square Partnerships at December 31, 2004, and thus the Frisco Square Partnerships would be consolidated into the Five Star Group and not into Fairways Frisco.

4. Response: The information presented in the table on page 56 is correctly dated as of March 21, 2005. The Company intends to file Amendment No. 1 to Form 10-K for the year ended 12/31/04 on Form 10-K/A reflecting a revised date on the accountants’ opinion.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2005

Note 2 - Description of Business

Significant Accounting Policies

Investments in Limited Partnerships, page 6

5. Response: The Company does not consider the ownership of more than 3 to 5% to be an absolute requirement to use the equity method in cases where the Company does not exercise significant influence or control over operations or financial policies of the limited partnership.

Jorge Bonilla
Wilson K. Lee
November 7, 2005

The Company notes the following SEC registrants indicate in various filings their ownership of greater than 5% interest in limited partnerships which are accounted for under the cost method:

Registrant	Limited Partnership % Owned	Filing Reference
American Physicians Capital, Inc	Various	Form 10-K filed on 3/16/05
Interstate Hotels & Resorts	Various	Form 10-K filed on 3/27/03
MDC Partners Inc	Various	Form 10-K filed on 4/18/05
Invacare Corp	Various	Form 10-K filed on 3/11/05
Harrell Hospitality Group Inc.	7%	Form 10-KSB filed 1/20/99

As noted in our previous response dated July 8, 2005, the Company expects its limited partnership interest to decline due to the addition of other third party limited partners that will provide the majority of the equity capital contributions to Fairways Frisco. The Company believes it is likely that its limited partnership interest will fall below 5% within the next 12 months as a result of the dilution from additional capital contributions.

The Company feels that revising its financial statements to reflect the equity method of accounting for its investment in Fairways Frisco, only to switch back to the cost method within the next 12 months would make a complex transaction that much more difficult for readers of its financial statements to understand. Further, the administrative costs and burden to change accounting methods twice in a short period of time would put an unnecessary strain on the Company’s limited resources as a small public entity.

Since its initial investment in Fairways Frisco, the Company has known that it would contribute a limited dollar amount of capital and that its ultimate position as a limited partner would be minor. The economic substance of this transaction supports the cost method, whereas the form of entity invested in by the Company is the primary suggesting factor for using the equity method.

The Company considered the following additional factors in determining whether to use the cost or equity method to account for its interest in Fairways Frisco:

1)	The Company has no influence over the operations, property design & development, property leasing, financial policies, or any other business of the partnership;
2)	The Company also considered that its investment is in a real estate development entity that is not expected to make any distributions to its limited partners for the foreseeable future;
3)
The Company is not obligated to make any further capital contributions to Fairways Frisco, nor has the Company guaranteed any of the debt obligations of Fairways Frisco or the related Frisco Square Partnerships; and

4)
The Company owns less than 10% of the limited partnership interests of the Frisco Square Partnerships (indirectly through Fairways Frisco). The Frisco Square Partnerships are the entities that own the real estate assets being developed and managed by the general partner (in which the Company has no ownership interest) of Fairways Frisco.

Jorge Bonilla
Wilson K. Lee
November 7, 2005

Additionally, the Company hereby makes the following representations and acknowledgements:

A. The Company represents that it is responsible for the adequacy and accuracy of the disclosure in its Form 10-K Filings and Form 10-Q Filings;

B. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K Filings and Form 10-Q Filings; and

C. The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any additional information requests or further comments with respect to the 10-K Filings and Form 10-Q that you might have.

Sincerely yours,

Ascendant Solutions, Inc.

By:	/s/ Gary W. Boyd
Gary W. Boyd
Vice President-Finance and Chief Financial Officer